BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

July 1, 2010

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated June 11, 2010. This response supplements our response dated May 7, 2010 to comment two in your letter dated April 7, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Significant accounting policies and practices

(m) Deferred charges reinsurance assumed, page 69

1.

In your response to comment two, you state that you believe that both the ceding and assuming parties to a reinsurance contract should apply symmetrical accounting and that you believe such accounting by an assuming party is appropriate because there is an absence of specific guidance applicable to the assuming party. Paragraph 47 of SFAS 113 indicates that the FASB considered a recommendation to require symmetrical accounting by both parties to a reinsurance transaction, but did not adopt it. It further states that assuming parties account for reinsurance contracts in the same manner as an insurance contract sold to an individual or non-insurance enterprise, as prescribed in Statements 60 and 97. Please tell us your consideration of this guidance. Please also help us understand whether your accounting for the contracts referenced in prior comment two complies with ASC 944 (i.e., SFAS 60 or, if applicable, SFAS 97) and why, including your consideration of discounting, premium deficiency and the timing of claim cost recognition.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

To assist the Commission in understanding our responses to both the Commission’s original comment and its follow up comment, a brief discussion of the nature and characteristics of Berkshire’s retroactive reinsurance contracts follows. Berkshire’s retroactive reinsurance contracts provide indemnification of past losses under short-duration insurance contracts written or assumed by ceding companies. There is no exposure to loss from events occurring after the inception date of these contracts and loss events may have occurred many years or decades prior to the contract inception date. In certain instances, the underlying policies of the ceding company that gave rise to the losses being reinsured expired many years prior to the inception of the retroactive reinsurance contracts.

Retroactive reinsurance premiums are usually received in full at the inception of the contract. The limits of loss indemnification provided are often very large. Berkshire’s retroactive reinsurance contracts primarily cover casualty exposures, and include reported claims as well as losses that have occurred but have not yet been reported. These contracts often cover asbestos, environmental and mass tort casualty exposures and are expected to have especially long claim resolution and settlement periods. As a result, premiums charged for retroactive reinsurance policies are significantly affected by the time value of money (or economic discounting of the estimated ultimate losses payable over time). At the inception of these contracts, Berkshire expects that the ultimate loss and loss expense payments will exceed the premiums received (although it is not a certainty that the loss and loss expense payments will exceed the premiums for any given contract). The premiums received at the inception of the contracts are invested, which generates a substantial amount of investment earnings in future periods. Accordingly, after considering investment income, Berkshire ultimately expects to earn profits from these contracts.

In contrast to retroactive reinsurance, when entering into prospective reinsurance contracts, Berkshire’s objective is to generate underwriting profits (premiums earned less losses and underwriting expenses incurred) exclusive of investment income earned on the premiums received. Coverage is often offered for catastrophe or other large loss exposures and with the general expectation that claims will be reported and settled over relatively shorter time periods. Other prospective reinsurance coverage is offered for casualty exposures with anticipated longer duration claim resolution patterns. In spite of the expected longer claim resolution periods, the underwriting of these coverages is governed by the same objective of achieving an underwriting profit as the discipline of an underwriting profit objective helps mitigate the greater uncertainties in estimating losses resulting from the longer anticipated claim resolution process.

By means of example, we reference Berkshire’s retroactive reinsurance contract with Equitas Limited (“Equitas”) that became effective in 2007. Equitas is a London-based entity established to reinsure and manage the 1992 and prior years’ non-life insurance and reinsurance liabilities of the Names or Underwriters at Lloyd’s of London. The Equitas contract represented approximately 50% of Berkshire’s consolidated loss reserves and unamortized deferred charges under retroactive reinsurance contracts as of December 31, 2009.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Under the Equitas contract, Berkshire initially provided reinsurance coverage subject to an aggregate limit of indemnification of $13.8 billion. The contract requires that Berkshire pay all claims and related costs subsequent to March 30, 2007 arising from the underlying insurance and reinsurance contracts of Equitas, subject to the aforementioned excess limit of indemnification. A significant amount of loss exposure associated with the Equitas contract is related to asbestos, environmental and latent injury claims.

Berkshire received premium consideration of $7.1 billion at the inception of the contract and recorded a loss reserve liability of $9.3 billion that represented its estimate of the undiscounted amount of losses and allocated and unallocated loss adjustment expenses expected to be paid under the contract. The difference between the premiums received and the loss reserve liability was recorded as a deferred charge asset.

We believe that the principles and provisions of SFAS 113 related to accounting for short-duration retroactive reinsurance contracts by ceding enterprises should be followed by assuming enterprises. SFAS 113 was issued in response to an increase in the diversity and complexity of reinsurance contracts, which included retroactive reinsurance of short-duration contracts, and the lack of accounting guidance in SFAS 60 with respect to such reinsurance transactions. Reference is made to paragraph 40 of SFAS 113. SFAS 60 provides fundamental guidance on the accounting by insurance enterprises of traditional short-duration and long- duration insurance contracts. However, the distinction between prospective and retroactive insurance or reinsurance was not addressed in SFAS 60.

In developing our conclusion, we further considered paragraph 47 of SFAS 113. Paragraph 47 follows:

47. “Likewise, the Board concluded that it was not necessary to address the accounting for reinsurance by the assuming enterprise. An assuming enterprise generally (emphasis added) accounts for a reinsurance contract in the same manner as an insurance contract sold to an individual or non-insurance enterprise, as prescribed in Statements 60 and 97. Some constituents recommended that the Board specify the accounting by assuming enterprises and require symmetrical accounting by both parties to a reinsurance transaction. Those recommendations were not adopted because addressing the accounting for assuming enterprises would inevitably require a reconsideration of the accounting for primary insurance, which was beyond this project’s scope (emphasis added). However, the conditions for reinsurance accounting in paragraphs 8–13 and certain disclosure requirements apply to both ceding and assuming enterprises.”

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

We agree that assuming enterprises “generally” should apply the provisions of SFAS 60 consistent with the accounting for primary insurance. Except for retroactive reinsurance, Berkshire accounts for all of its assumed reinsurance of short-duration insurance and reinsurance contracts pursuant to the principles in SFAS 60. However, paragraph 47 of SFAS 113 suggests that there may be certain instances in which a reinsurer’s accounting for a reinsurance transaction may not be in the same manner as that of a primary insurance contract sold directly to a non-insurance enterprise.

We believe that retroactive reinsurance of short-duration contracts is unique and differs significantly from traditional prospective insurance and reinsurance contracts. In fact, SFAS 113 establishes retroactive reinsurance as an exception to the basic SFAS 60 accounting model for short-duration contracts from the perspective of the ceding company. In SFAS 113, a settlement-based accounting model was deemed to be more appropriate given that the insured loss events under a retroactive reinsurance contract have already occurred and there is no exposure to future loss events. Furthermore, while paragraph 47 of SFAS 113 does not require assuming enterprises to apply the provisions of SFAS 113 symmetrically with respect to retroactive reinsurance contracts, it does not preclude symmetrical application by the reinsurer. As stated in paragraph 47, the FASB chose not to require symmetry by the reinsurer because it simply did not wish to include primary insurance in the scope of its project.

In order to further assist the Commission in understanding that our accounting for retroactive reinsurance contracts complies with GAAP, please note the following:

Under ASC 944 (SFAS 60 par. 9), premiums on short-duration contracts are ordinarily earned over the contract period in proportion to the coverage provided, which is a reference to the period over which loss events may occur. Berkshire earns premiums under retroactive reinsurance contracts in full as of the contract inception date as there is no exposure to insured loss events occurring thereafter.

Under ASC 944 (SFAS 60 par. 17), liabilities for unpaid claims are accrued when the insured loss events occur (including provisions for incurred but not reported claims). Under ASC 944 (SFAS 60 par. 18), the liability for unpaid claims is based on the estimated ultimate cost of settling the claims. Since the insured events have occurred (although not all have been reported) prior to the inception of the retroactive reinsurance contracts, Berkshire accrues liabilities for unpaid losses as of the inception of the contracts. Berkshire accrues these liabilities at the estimated ultimate amount of the losses payable. Such liabilities are not discounted. ASC 944 (SFAS 60) does not directly establish standards on discounting of loss reserves of short-duration insurance and reinsurance contracts. However, Berkshire’s insurance subsidiaries are not permitted to discount retroactive reinsurance loss reserve liabilities for statutory accounting purposes and the related loss reserves do not relate to settled claims where the claim payment patterns are fixed and determinable. As a result, for financial reporting purposes, Berkshire carries its liabilities for unpaid losses assumed under retroactive reinsurance contracts at the estimated ultimate undiscounted amount, consistent with the guidance in SEC Topic 5-N.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

As previously noted, the difference between the consideration received and the estimated ultimate (undiscounted) liability accrued is recorded as a deferred charge at the inception of a contract. This amount effectively represents the time-value discount attributable to receiving the premiums in full at inception and the obligation to pay claims over many years hence. As a result, Berkshire recognizes no net gain or loss in earnings at the inception of a contract. Berkshire believes that the deferred charge is akin to an implied interest cost associated with the acquisition of the reinsurance contract and that the cost is recoverable over time through investment income generated from investing the premiums.

Berkshire amortizes deferred charge balances using the interest method over the remaining settlement period consistent with ASC 944 (SFAS 113 par. 22). In applying the interest method, an effective interest rate is derived for each retroactive reinsurance contract based on the expected timing and amount of the ultimate loss and loss adjustment expense payments such that the present value of these estimated payments equals the premium consideration received. Berkshire subsequently monitors and adjusts the deferred charge balance to reflect differences between the actual and the estimated timing and amount of the loss payments, as well as to reflect revisions to the estimated remaining undiscounted liability for unpaid losses. The revised deferred charge balance is determined using the retrospective method so that the adjusted balance reflects the amount that would have existed had the revised estimates been available at the inception of the reinsurance transaction, consistent with ASC 944 (SFAS 113 par. 24). The change in the deferred charge balance is reflected in earnings.

Deferred charges are evaluated for recoverability (i.e. impairment) on an individual contract basis by reference to the effective interest rate derived in applying the interest method. As of December 31, 2009, Berkshire’s consolidated gross reserves for retroactive reinsurance contracts were approximately $18.6 billion and the unamortized deferred charges were approximately $4.0 billion (or approximately 21.5% of the related gross reserves). As of December 31, 2009, the weighted average effective interest rate applicable to Berkshire’s retroactive reinsurance contracts was approximately 3.3%. We have concluded that the unamortized deferred charges are recoverable through anticipated future investment income.

We also note that SFAS 60 paragraph 59C provides guidance that is analogous to establishing deferred charges on retroactive reinsurance of short-duration contracts. Paragraph 59C discusses that an acquirer in a business acquisition may establish an amortizable intangible asset for the implied discount on short-duration insurance contract liabilities as of the acquisition date (which by definition relates to past loss events from the perspective of the acquirer) if the acquirer’s accounting policies are to account for such reserves on an undiscounted basis. Although Berkshire did not acquire a business in connection with any of its retroactive reinsurance contracts, it did acquire/assume the payment obligations arising from short-duration insurance contracts at an implied discount.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

In summary, based on the information provided in this letter and in our initial response to comment two of the Commission’s letter dated April 7, 2010, we believe that our accounting for deferred charges related to assumed retroactive reinsurance contracts complies with ASC 944 (SFAS 60 and SFAS 113) and is reasonable and supportable based on the guidance available. We further believe that the unamortized deferred charge balances as of December 31, 2009 were properly determined and fully recoverable after considering anticipated future investment income.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer – Senior Staff Accountant
Ibolya Ignat – Staff Accountant
Daniel J. Jaksich